Mail Stop 3561

January 9, 2007

Via U.S. Mail

Fabrizzio Busso-Campana
Crystal International Travel Group, Inc.
641 Shunpike Road, Suite 333
Chatham, NJ 07928

Re: Crystal International Travel Group, Inc.
         Amendment no. 6 to Registration Statement on Form SB-2
         Filed December 26, 2006
         File No. 333-136143

Dear Mr. Busso-Campana,

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that page references are to the copy you provided to us.

Registration Statement

Cover Page of Registration Statement

1. Please revise footnote 1 to the fee table to clarify that Rule 416 also does not apply when shares are issued at less than a certain price.

Quarter Ending October 31, 2006 Compared to October 31, 2005, page 15
Revenues, page 15

2. Please revise this entire section for clarity. Also, we are not sure why you believe the financial data is not indicative of your financial position and results.

<u>Signature Page, II-8</u>

3. In the next amendment, please have Peter Gallic sign as your chief financial officer and your controller on page II-8.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Rolaine Bancroft at (202) 551-3313 or me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Jeffrey M. Quick, Esq.
        Quick Law Group PC
        via facsimile: (303) 845-7315